

Quiksilver, Inc.

QuiksilverRossignol Two Thousand Six Annual Report to Shareholders

What is it that makes a great brand work?

A promise,

an understanding, a commitment to deliver

and exceed
expectations?

This is a brand.

It stands for
something.

As a company,
we *embody* these
same virtues.

For us, it's a commitment to growth,

performance and an ongoing search for opportunity.

We keep a promise.

And we are realizing the fruits of powerful, mature brands, that share an infatuation for the outdoors;

a driving force for creativity and individualism.

It’s this same drive

that inspires us to challenge our limits as a company.

And in doing so,

our brands continue
to flourish,

spanning the earth
alongside those
who share the very
same passion.










Cleveland































Quiksilver, Inc.

Boundless.

Quiksilver, Inc.

Quiksilver, Inc. is a product-driven company powered by brands with their roots in outdoor sports. This was true over 35 years ago when we introduced the revolutionary board short for surfing and Quiksilver's mountain and wave logo, and it's true today as we broaden our reach in the outdoor market. Over our history, we built the surf market, currently estimated at $5 billion per year, but the outdoor market is a larger opportunity estimated at $50 billion per year. As the leading outdoor sports lifestyle company in this market, we design, produce and distribute branded apparel, wintersports and golf equipment, footwear, accessories and related products.

With their long histories in surfing, snowboarding, skateboarding, skiing and golf, our brands embody innovation, quality, performance and design. Through grassroots promotions and advertising, unparalleled events that feature our sports, and by teaming up with key athletes and partners in our market, we've been able to compete, grow and evolve into the diversified global company we are today.

Our products are sold in over 90 countries in a wide range of distribution channels, including surf shops, ski shops, skateboard shops, snowboard shops, our proprietary Boardriders Club shops, other specialty stores and select department stores.

Qui
ksilv
er

Quiksilver

Boardriding is about passion, commitment, timing and style. It's youthful, active, casual and boundless. There is no wrong way to ride a board. The goal is simply to learn, progress, improve and give it your own interpretation.

Quiksilver was founded in Torquay, Australia in 1969, pioneering trunks for surfing with snaps and a velcro-fly. These boardshorts were designed specifically for surfing and became known as the world's best. Expanding to the United States, Europe and Japan in the 1970s and today worldwide, Quiksilver, with its distinctive mountain and wave logo, captures the essence of the youth boardriding lifestyle.

Quiksilver is real, not staged or contrived. It's loose and free. It doesn't talk at its audience, question them or tell them what to think. Quiksilver is simply here to help both the accomplished and the uninitiated to realize their individual potential through personal expression, because the only thing better than finding the stoke is sharing it.






















Never go BACKWARDS

revolution blues




Bull
BOARDSHORTS
Barrels, Bullriding, and Boardshorts.
From Teahupoo, Tahiti to Plaza de Toros, Oaxaca, Mexico


Quiksilver
quiksilver.com/tropidelic








START/STOP
LIGHT
SELECT
MODE











Quiksilver is much more than just boardshorts. The product range includes shirts, shoes, sandals, walkshorts, tees, fleece, pants, jackets, snowboardwear, hats, backpacks, wetsuits, watches, eyewear and other accessories. Its target market is young men, but the product range also includes boys, toddlers and infants under the Quiksilver label and men under the QuikSilverEdition label. In fiscal 2006, the Quiksilver brand represented approximately 31% of our revenues.

Quiksilver has always been known as an authentic brand that sponsors the greatest athletes in boardriding. Legends such as Jeff Hakman, Tom Carroll, Kelly Slater and Tony Hawk along with young guns such as Dane Reynolds, Jeremy Flores and Julian Wilson proudly wear Quiksilver's high-performance apparel and accessories. Quiksilver creates and runs prestigious and highly influential cultural events and contests, such as the Quiksilver Pro Australia, the Quiksilver Pro France, the Quiksilver ISA World Junior Surfing Championships, the Quiksilver Big Wave Invitational in Memory of Eddie Aikau and the Quiksilver Bowlriders skateboard contest.

Ro
xy

Roxy

With its core in boardsports, Roxy is the leading fashion brand that expresses the coastal and mountain casual lifestyle. The key ingredient is that unmistakable Roxy spirit: daring and confident, fun and alive, naturally beautiful—Roxy.

Roxy was born in the water, debuting as a swimwear line in 1989. Sportswear and denim came soon after, and the response was overwhelming. As the first women's line offered by an authentic surf company, Roxy was embraced by surf-happy girls everywhere.

In 1993, the now-famous heart-shaped Roxy logo was born. And then, as legend has it, the Roxy crew was in Hawaii watching the Pipe Masters when two girls walked by wearing guy's board shorts rolled over their hips. It was a transformational moment. Why not boardshorts for women? Lisa Andersen, the reigning ASP World Champion and Roxy's first team member, collaborated on product development, and with her support, the boardshort became an international phenomenon. Offering fit and flexibility while still looking feminine, the innovation forever changed the women's surf market and women's fashion as well. Soon thereafter, boardshorts appeared on the runways of Chanel and Anna Sui.









JSF 686













ROXY
roxy.com




Roxy






ROXY



What started as bikinis and boardshorts has since grown into a worldwide lifestyle brand. In addition to swimwear and sportswear for juniors, Roxy now produces footwear, eyewear, accessories, outerwear, snowboards, skis, ski boots, bedroom furnishings and fragrance. Roxy also offers product ranges for girls, little girls with Teenie Wahine, toddlers and infants. In fiscal 2006, the Roxy brand represented approximately 27% of our revenues.

Boardsports remain at the heart of Roxy, and its team riders are its best ambassadors. The world-class Roxy team includes 2005 world champion surfer Chelsea Georgeson, 2004 world champion surfer Sofía Mulanovich, four-time world champion surfer Lisa Andersen, Olympic Silver medalist snowboarder Stine Brun Kjeldaas, Bronze medalist snowboarder Kjersti Buaas, World Cup Champion snowboarder Torah Bright and X Games gold medalist freestyle skier Sarah Burke.

Professional events provide a stage for Roxy's ongoing support for women in sports. The Roxy Pro Hawaii (over ten years in the running), Roxy Pro Fiji, Roxy Pro Australia and Roxy Jams in Europe and California are mainstays of women's competitive surfing. In recent years, Roxy has expanded its presence on the mountain with the Roxy Chicken Jams, a series of all-girls pro snowboarding events in St. Moritz, Switzerland and Park City, Utah. Roxy also offers amateur competitions and surf camps at worldwide locations for aspiring pros and inspired beginners.

DC

DC

The history of DC is, essentially, the history of the modern skateboard shoe. Back in 1993, while DC was still in the conceptual stages, one particular mission was unanimously agreed upon: to make a significant change in skateboard shoe styles and to elevate skateboarding performance to the highest level. In 1994, the first step of DC's mission was implemented with the introduction of protective lace loops in the world of skateboarding. It was a small step for footwear in general, but a massive leap for skateboarding. From that first small step, DC has consistently fulfilled its commitment to drive innovation and style in all that it designs and all that it produces.

In the following years, DC took this design ethos and embedded it into everything the brand stands for. By partnering with the world's best action sports athletes, skaters Danny Way and Colin McKay, snowboarders Todd Richards and Travis Rice, and motocross legends Jeremy McGrath and Travis Pastrana, DC has raised the bar in all facets of the action sports industry. From design and product development to marketing and promotions, DC challenges the industry status quo and in turn has created an internal culture that is dedicated to presenting a premium brand experience to both current and potential consumers.








Exp to
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SUBARU
43

Company
ONLY 1%
Money Orders







ANWENNING

TCH BACKSIDE FLIP. BLABAC PHOTO




BOURNE 2006
IMAX

MELBOURNE


DUAL BOA+DC TECHNOLOGIES=
THE MOST ADVANCED SNOWBOARD BOOT EVER.
RECCO
THEALLEGIANCE
FEATURING:
LINER FEATURES:
STIFF
SOFT
RECCO® AVALANCHE RESCUE SYSTEM
DC HAS INTEGRATED THE RECCO® REFLECTOR AS AN AESTHETIC AND FUNCTIONAL FEATURE. THE RECCO® REFLECTOR ENABLES RAPID DIRECTIONAL PINPOINTING OF A RIDER'S PRECISE LOCATION IN SNOW.
LATERAL SUPPORT BEAM
HELPS MAINTAIN BOOTS OVERALL STRUCTURAL PROPERTIES AND PROVIDES A NATURAL FLEX WITH A PERFECT ZONAL SUPPORT.
BOA FOCUS SYSTEM
DC HAS JOINED WITH BOA TECHNOLOGY TO TAKE CUSTOMIZATION TO THE NEXT LEVEL WITH THE BOA FOCUS SYSTEM. NOW WITH THREE ZONES FOR TIGHTENING, THE FOCUS SYSTEM EVENLY DISTRIBUTES PRESSURE ON BOTH THE LOWER AND THE UPPER OF THE BOOT, CREATING THE ULTIMATE CUSTOM FIT.
INJECTION EVA MIDSOLE
OUR NEWEST MIDSOLE, THE INJECTION EVA MIDSOLE, IS APPROXIMATELY 40% LIGHTER THAN A TYPICAL MIDSOLE. WE HAVE KEPT ALL THE IMPORTANT TRACTION AND SUPPORTIVE ELEMENTS WHILE ELIMINATING ALL THE EXTRA NON-ESSENTIAL WEIGHT AND MATERIALS, GIVING YOU THE LIGHTEST AND MOST FUNCTIONAL MIDSOLE ON THE MARKET.
PERFORMANCE FEATURES:
- RECCO® AVALANCHE RESCUE SYSTEM
- BOA FOCUS SYSTEM
- IMPROVED AIR LINER WITH INFLATABLE AIR BLADDER AND AIR RELEASE VALVE PROVIDE CUSTOM FIT























DC continues to grow within the footwear category while expanding its product offering in categories like apparel, snow, women's and kids. As action sports have evolved from being a fringe element to firmly entrenched in the mainstream, DC will continue to develop its lifestyle products for the global consumer. In fiscal 2006, the DC brand represented approximately 10% of our revenues.

An example of DC's design innovation and effectiveness is the Mountain Lab in Park City, Utah. There, DC's athletes, designers and product teams work to keep DC well ahead of the curve in snowboard boot and outerwear development.

DC's Artist Projects and Remix Series showcase design collaborations with prominent and influential street artists and musicians. Featured artists in the past have included Kaws and Phil Frost, while musicians Travis Barker (Blink 182) and Mike Shinoda (Linkin Park) have also developed signature shoes. Ever mindful of its core roots as a skate shoe company, DC continues to invest in the development of skateboarding through grassroots initiatives like the DC/Rob Dyrdek Skate Plaza Foundation and its sponsorship of global and regional skaters.

Ros
sig
nol

Rossignol

Rossignol was born in the French Alps in 1907. An icon of the past and a symbol of the present, Rossignol is inspired by its roots and historical heritage, while building the future every day. From the solid wood skis of 1907 to the fiberglass Strato of the 1960s and the Radical Mutix technology of today, Rossignol's design history is hallmarked by innovation.

Rossignol rose to fame through generations of legendary champions and pioneers of the sport, including Émile Allais, Henri Oreiller, Adrien Duvillard, Amic Famose, Nancy Green, Erika Hess, Vreni Schneider, Pernilla Wiberg, Alberto Tomba and Todd Richards. More recently, Rossignol dominates the world stage with Olympic Champions and World Cup winners like Julia Mancuso, Ted Ligety, Lindsey Kildow, Thomas Grandi, Tor Arne Hetland, Vincent Vittoz, Jeremy Jones, Mathieu Crepel, Xavier De le Rue and Candide Thovex. This is just a handful of the world class athletes sponsored by Rossignol, from alpine racing to snowboarding, big mountain skiing and now the new age of park and pipe skiing. These athletes are at the center of the brand, and Rossignol's product and passion clearly reflect the lifestyle that drives Rossignol's innovation.










ROSSIGNOL








ROSSIGNOL
Radical
















Pure Mountain Company

CANDIDE THOVEX
Girdwood, Alaska


PURE MOUNTAIN COMPANY


ROSSIGNOL

















Rossignol is now expanding its product design and development to cover all-season mountain sports and culture, and the lifestyle that goes along with it. This includes a full range of alpine, snowboard, and Nordic equipment, technical outerwear, as well as lifestyle apparel collections, watches, sunglasses, luggage and protective equipment.

Rossignol products are made by people committed to perfection and who understand what the mountain sports lifestyle demands, which is excellence in design, quality and aesthetics—progressive designs developed *in* the mountains *for* the mountains. In fiscal 2006, the Rossignol brand, including our other wintersports brands of Dynastar, Lange, Look, Kerma, Lib Technologies, Gnu and Bent Metal represented approximately 21% of our revenues.

Rossignol is the pure mountain company. In the mountains, the air is different. The mood is different. Life becomes cleaner, cooler and fresher. It enables a sense of freedom and space that opens the mind and encourages adventure. It challenges us to accomplish the unimaginable. The mountains give us a sense of place. They deliver [illegible] awaken our senses. Here we find ourselves. Whether [illegible] off a cornice, grinding [illegible] first tracks, or simply climbing to the top, the mountain [illegible]

Cle
vela
nd

Cleveland

Cleveland Golf's equipment is for the truly devoted golfer. It's not enough to play. There is always a thirst for more. Like no other sport, golf demands that its devotees take ownership of the game—to become a steward of its traditions and its future. As such, there is an unending quest to be not only playing the game but to be *inside* it. To be inside the ropes on the PGA tour, inside the bags and minds of the pros, inside the latest performance technology, inside the game's best tips, teachers and techniques, inside its etiquette and traditions and inside the most exclusive clubs and finest courses. No other brand takes the core golfer inside the game like Cleveland Golf.

With breakthrough technologies that stay true to the game, like the revolutionary HiBORE® line featuring Distance Driven Geometry, and a pro staff led by Vijay Singh, performing at the highest level of the game on tours worldwide, Cleveland is inside golf like never before. While cementing its position as the #1 wedge in golf, Cleveland enters 2007 with a full range of category-leading irons, hybrids and woods.





















Cleveland
GOLF








Cleveland
GOLF



BORE XL
11.5
PATENT PENDING

Cleveland Golf supports breast cancer research and awareness. Look for the pink ribbon when purchasing W-Series products. When you see it, you'll know that a portion of the proceeds of that product is being donated to breast cancer research.


Cleveland
GOLF

BRING ON THE FALSE FRONTS, THE POSTAGE STAMPS, THE GUARDED P BRING ON THE GAME.

Whatever the lie, only Cleveland Golf offers so many ways for you to attack the pin. Whether it's the feel of
the forgiveness of the CG11, the versatile sole of the 588 DSG-RTG+ or the classic profile of the 588 Chron
know you're playing Cleveland, the game's leader in wedge technology and design for over 30 years. Bring on


Cleveland
588DSG
60°
Cleveland
CG10


NEVER COMPROMISE
E X C H A N G E
330 - 360 GRAMS
5 10 15


TOUR 9.5
HIBORE XL




Cleveland


Cleveland GOLF
Cleveland GOLF


Cleveland


56
RECOVERY SOLE
RS

Cleveland's Tour Action wedges are still the industry benchmark for wedges and remain a staple in golf bags around the world. To complement its industry-leading collection of wedges, Cleveland's research and development teams have developed a full range of woods and irons, including the new HiBORE® XL and XL Tour drivers, which have received high praise from magazines like Golf Digest and are in play in large numbers on the PGA Tour. The elegant CG1™ Black Pearl irons feature Micro-Mill technology, a new milling process which produces a clubface that is virtually free of imperfections. Cleveland also produces a full range of ladies clubs that have been lofted, weighted and sized to better suit the mechanics of a woman's swing.

Our golf brands also include Never Compromise putters and Fidra golf apparel. Never Compromise, with a full range of putters, including its Milled Series and GM2 Exchange, has one unbending goal; to be the most fiercely competitive putter in the game. Fidra, which shares a common birthplace with the game of golf itself on the East Lothian Scottish coast, represents high-performance apparel engineered and styled for direct competition. In fiscal 2006, the Cleveland Golf, Never Compromise and Fidra brands represented approximately 7% of our revenues.

Oth
er

Other Brands

Our brand portfolio also includes the alpine ski brands of Dynastar, Lange, Look and Kerma; the snowboard brands of Lib Technologies, Gnu and Bent Metal; the swim brands of Raisins, Radio Fiji and Leilani; the skate brand, Hawk, and the surf fashion brand, Gotcha, in Europe.

Located in the Chamonix valley since 1963, Dynastar has symbolized technical excellence over its history, striving to find the ideal chemistry between skiers and the snow, thanks to high quality equipment. Winning more Olympic medals in alpine skiing than anyone else in history, Kjetil Aamodt has, for years, been the most visible face of Dynastar. Lange is a legendary ski boot brand, combining its race boot prowess with a commitment to building better, more comfortable boots for dedicated skiers of every type. Look bindings have a winning history in alpine ski racing. The focus of the Look brand is the production of high quality, innovative release bindings that perform at the highest level. Kerma poles complement our ski products from both a technical and aesthetic viewpoint.

Lib Technologies and Gnu have been innovators in the snowboard market since their early designs nearly thirty years ago. From the first carving board in the 1980s to the Magne-Traction boards of today, they have represented cutting edge technology in the core snowboard market. Bent Metal snowboard bindings are made with high-quality materials designed for high performance freestyle riding.














GNU

POC
LANGE






we live SKiinG
JOIN US


DYNASTAR
LANGE

we live SKiinG JOIN US














Raisins swimwear is feminine and fun, balancing fashion trends with a casual, beachy approach. Targeting the 15 to 25 year old whose rest and relaxation priority is to hang out by the water with friends, Raisins delivers a flattering, consistent fit that holds up with an active lifestyle. Radio Fiji is a fashion force—sexy, trend setting with a strong sense of style; spirited and confident with a more sophisticated point of view always in search of the next best thing. Leilani is truly contemporary, youthful, active and modern, appealing to the independent young woman and the on-the-go mom who's self-confident, energetic and healthy.

Tony Hawk, the world-famous skateboarder, is the inspiration for our Hawk brand, which targets young men, boys and kids who identify with Hawk's skateboarding style. In the United States, the Hawk product is designed by us and produced and distributed by Kohl's under license. We operate as a European licensee for Gotcha, which is designed to address European street fashion for young men inspired by surf and skate.

Our other apparel brands including Raisins, Radio Fiji, Leilani, Hawk and Gotcha represented approximately 7% of our revenues in fiscal 2006.





Shar
ehol
ders

Dear Shareholders

A Message From the

Chairman of the Board

Fiscal 2006 was one of the most successful years in Quiksilver, Inc.'s history and one we should all be proud of. We began the hard work of unifying ourselves as one global organization to fulfill our vision as the world's leading outdoor sports company, and we've set the company on a broad and exciting path to growth that will take us many years into the future. At the center of these efforts was our unyielding commitment to deliver excellent product romanced with the lifestyle embodied in our powerful brands. Our brands are at the heart of our business and our culture and, like the many athletes we sponsor and support, we believe that this company has the heart of a champion.

Revenues grew 33% in fiscal 2006 to reach a record level of $2.4 billion. Earnings for the year were $0.73 per share. Our fiscal 2006 results include Rossignol for the full year, while 2005 includes only the profitable winter season because of the timing of the acquisition. On a comparable basis, we grew our revenues and leveraged our expenses. Last year's accomplishments are underscored by a fourth quarter in which we drove a 22% increase in revenues and an 89% increase in earnings per share.

Quiksilver, Roxy and DC are on track and getting all-time high results both in our core markets and the broader specialty channel. In the Quiksilver business, we continued to expand our market presence in a variety of ways, launching new product ranges, such as EQPT performance wear and infants, and opening new retail locations to showcase the brand in key markets such as Soho in New York, Regent Street in London and Omotesandō in Tokyo.

Roxy had a great year with substantial growth across all of its main classifications. Roxy's success in footwear is particularly encouraging as we begin to take advantage of the huge opportunity for us in this category. The year also included the launch of an infants range and an exciting new license with Inter Parfums for perfumes, cosmetics, toiletries, skincare and suncare products.

The growth of DC in fiscal 2006 across all of our geographic segments was outstanding. Distribution is carefully being expanded, and we're taking advantage of the global opportunities driven by DC's brand image, while leveraging the infrastructure that we've already built with Quiksilver and Roxy. We continue to believe in the huge potential for DC apparel, but DC's growth in this category was overshadowed by even stronger growth in its footwear business. The response to DC's segmented product range has been extremely positive.

We worked hard throughout fiscal 2006 to position Rossignol for a level of growth and expansion like never before. We've done this from both a brand perspective and with regard to the operations of that business. It's very rewarding to see how our carefully developed plans were implemented in 2006. The marketing and imagery we are utilizing to reposition the Rossignol brand is intense and compelling. The mountain lifestyle, which Rossignol symbolizes, is powerful and persuasive, and we are working hard to reflect this not only in terms of great skis, but in a whole range of apparel, outerwear and accessory classifications. We aim to capture the imagination and give consumers a clear desire to adopt Rossignol as a part of how they express themselves.

We reorganized Cleveland Golf's global operations this past year and even though there were some near-term challenges from a tough golf market, Cleveland continues to have a very compelling opportunity. Cleveland was ahead of the market in 2006 with the launch of it's HiBORE drivers and fairway woods. These clubs use geometry to maximize performance, and they're a tribute to Cleveland's research and development team. The tour version is getting rave reviews as the 2007 professional golf season gets underway.

With our continued success in developing innovative product, compelling marketing and a world-class team of athletes, all the while carefully managing our brands and distribution, it's easy to forget that it's our people that make it happen. We've worked hard to develop our teams in the Americas, Europe and Asia/Pacific, and their dedication, drive and passion for what they do continues to impress me year after year. Over the course of the past year, we have built upon that foundation to take our company to a new level of capability and opportunity. We reorganized and focused our global management structure, eliminated redundancy, and created strong synergies within our various businesses. We have entered 2007 as a truly unified and formidable company with closely coordinated management and product teams and a leaner and more effective operating infrastructure. While the process of integration is ongoing and we will never stop pushing to create a more effective, compelling and profitable business, we are clearly beginning to see the rewards from our efforts.

Perhaps the most visible sign of our success is in the retail marketplace. I'm very proud of our retail accomplishments in 2006, not just the shops, with their incredible look and feel, and their faithful representations of what our brands and lifestyle are all about, but the retail team itself. They've developed a financially sound operation that now supports over 500 shops around the world.

Our commitment to our sports remains at the heart of our culture and lifestyle, which is built around amazing athletes who ride mountains and waves with courage, passion and heart. We continue to be intrigued and inspired by their performances, whether in the water, on the snow, off a ramp or down a fairway, they make us dream. This past year was perhaps our most important year ever from their standpoint.

Incredibly, Kelly Slater captured an unprecedented 8th world championship in men's surfing. He is clearly one of a kind—a living sports legend. We were involved in sponsoring dozens of surf, skate, snow and golf events and fielded champions in every sport. Athletes like Sofia Mulanovich, Dylan Rieder, Julia Mancuso, Lindsey Kildow, Vijay Singh, Christian Hosoi, Joel Parkinson, Torah Bright, Chelsea Georgeson and Jeremy Flores continue to capture the imagination and ignite our brands and business. This is to say nothing of our presence at the Olympics in which we sponsored 165 athletes who captured 36 medals, 10 of them gold. They came from 26 countries around the world, representing nearly every corner of the planet...reflecting our opportunity. We think that the drive, determination and dedication these athletes personify are essential and tangible parts of our corporate culture.

As fiscal 2007 unfolds, we believe that we will further demonstrate the power of our brands and the global platform which we've built and refined. In many ways, the table has been set. Quiksilver and Roxy are taking advantage of the shoe expertise brought to us by the DC team. DC's and Rossignol's apparel businesses are growing with the expertise of Quiksilver and Roxy. Our wintersports equipment opportunities are magnified with the expertise of Rossignol. The brand building experience of Quiksilver is being leveraged to communicate Rossignol in a new way. These are just some examples. Product innovations and industry leading advancements are part of our history and a continuing part of our mindset.

We have more territories under our direct control as we head into 2007. Our joint venture in Brazil had a tremendous year, and we're equally excited about our new joint ventures in Mexico and Russia. Our success in Japan gives us encouragement for the future, and we're making gains in Southeast Asia and Eastern Europe. A number of businesses previously operated by distributors have also been acquired, creating opportunity for additional leverage in these territories.

We expect our strategy to dominate the outdoor sports market to generate strong rates of growth as we go forward and write a new chapter in the incredible continuing story of our company. We have a vision that is well defined and shows us that we can exceed $3 billion in sales within the next few years. We have opportunities to continue to grow organically in our current distribution channels, further expand our product offerings, develop new territories and grow our proprietary distribution channel. Our growth will happen, around the world, within different demographics, with a variety of brands, for a range of lifestyles. The common thread among all of our businesses is a passion for the outdoors and everything our lifestyle represents. We expect our earnings will grow faster than our revenues as we continue to become more efficient, reach new economies of scale, increase our mix of apparel products, and execute our global sourcing strategy. The future of our business is promising, and we're fully committed to making our vision a reality.

In closing, I'd like to thank all of the incredible people in our organization for their hard work and dedication, and thank you to our vendors, retailers and investor partners for their support. It's truly a pleasure to have your loyalty and your support.

Robert B. McKnight, Jr.
Chairman of the Board







A Message From the

President

Fiscal 2006. What a year it was. Our team of sponsored athletes, both men and women, has never been stronger. The 36 medals that our athletes won in the Winter Olympic Games in Torino was incredibly empowering for our entire organization. Victory is often determined by just hundredths of a second, and every little edge we can give them can make the difference. They are the best in the world, and they expect, and receive, the same from us. Then we dominated the X Games this past summer when we added to our 2006 Winter X Games total with twelve medals in the Summer X Games, six of which were gold. Individual efforts were also spectacular, from DC's Travis Pastrana, pulling off a double back flip in the X Games freestyle motocross best trick event, to Kelly Slater's eighth world title on the Association of Surfing Professional's World Championship Tour. This winter, it seems that every week there is more news of our athletes winning events and championships.

The success of our team riders is very inspiring, but so was the success of our global team of employees in 2006. They continued to build our brands, develop our businesses, and expand the outdoor lifestyle and culture to all corners of the world: to Brazil, South Africa, Russia, China, Japan and elsewhere. The list of developing territories is long, as is our global track record of achievements. They carefully extended our range of lifestyle products. They further extended our distribution network, including the continuing development of our own network of retail shops. The extraordinary integration of Rossignol was a highlight of fiscal 2006, but this was nearly overshadowed by our other accomplishments. We kept a clear focus on our brands, improved our operations significantly, tightened and focused our management team, and positioned our business to grow to unprecedented levels and competitiveness around the world. We ended the year with good momentum, with brands that are stronger than ever and with a good outlook for the year ahead.

In the Americas, revenues grew 28% to $1,079 million, and we achieved $99 million of operating income. In Europe, revenues increased by 43% to $1,015 million, and we reached $115 million of operating income. Finally, our Asia/Pacific business grew by 19% to $263 million with operating income of $22 million. These segment results include Rossignol and Cleveland Golf for a full year in fiscal 2006 and three months in fiscal 2005 since their acquisition.

Globally for the full year, Quiksilver revenues increased 5%, Roxy grew 18% and DC was up 37%. For each of these brands, this strong growth is continuing, and our bookings for the upcoming Spring season are looking very good. There is no question that Quiksilver and Roxy are among the strongest youth lifestyle brands around the world and that we continue to reinforce this leadership position. DC is quickly becoming part of this phenomenon, and it's worth mentioning that, for the full year, DC reached nearly a quarter billion in sales and is still just beginning to develop its true potential. DC's new retail store in Soho, New York is getting a great reception and is just one example of this.

We're steadily and quietly building a dynamic and efficient retail operation to support our over 500 shops worldwide. We ended fiscal 2006 with 276 company-owned shops, 211 shops that are wholesale customers operated by licensees and 47 shops in licensed territories, such as Turkey, Argentina and South Korea where we earn royalties. We have 300 shops in Europe, 95 in the Americas and 92 in our Asia/Pacific territory. The majority of these shops are stand-alone Boardriders Clubs, but we also operate factory outlet stores, in-store shops and other stores focusing on a single brand, such as Roxy, DC and Gotcha, or a single demographic, such as youth. Andaska is our multi-brand concept in Europe covering a wide assortment of sports in the outdoor market. Our stores are not only built for profit, but they are a great vehicle to promote our brands and lifestyle and test specific product performance.

Rossignol is stronger than ever from an operational perspective. We have transformed our business capabilities and the level of coordination across our entire organization. We have refined our management team, created an efficient, effective and centralized operational organization, and developed excellent, cooperative management structures for both our equipment and apparel businesses.

We shipped well to open this year's ski season, taking advantage of our new logistics structure. During 2006, we collapsed 17 different facilities down into just three, which we plan to further reduce to just two in 2007. This positions us to increase our service level and reduce our overhead. The creation of centralized wintersports headquarters facilities in both Europe and the United States, as well as ongoing improvements to our manufacturing infrastructure in Europe, have further improved our capabilities, enhanced our competitiveness and helped produce better profit margins.

This winter, we've launched our new Rossignol lifestyle apparel range of products. A big piece of the rationale for the acquisition of this brand is that it is tremendously underleveraged. We have some incredible product, innovative marketing, and a strong base of accounts for the introduction of these new lines, which will be in the retail market place in the upcoming winter of 2007/2008. Rossignol is celebrating its centennial in 2007. We are positioning Rossignol for the next century while leveraging its incredible history. Rossignol represents a compelling lifestyle, and now the product will be available for the consumer to truly access it. We continue to believe that the opportunity to grow this brand into a wide range of categories is tremendous, and we are eager to demonstrate the power of the brand as we embark on that expansion.

At the core of this effort will be, as with our other businesses, the athletes. Rossignol attracts a new breed of young, exciting personalities who will be great ambassadors. Ted Ligety, who is recognized as one of the best, if not the best alpine skier in the world, is part of the Rossignol team. Ted lives in Park City, Utah, the home of our new Mountain Center. His attitude and lifestyle resonates well with the young and old alike. And there's free-skier, Lynsey Dyer. She prefers freestyle skiing over traditional downhill racing, and with her cool demeanor and aggressive skiing, she is a powerful aspirational figure and personifies what the Rossignol brand is all about.

In fiscal 2007, enhancing our ability to efficiently manufacture the range of our wintersports equipment to achieve improved gross profit margins will be one of our major areas of focus. We are shifting production to more efficient facilities and countries and better coordinating our global sourcing network to enhance our buying power. This should yield tangible savings as the year progresses, enabling the wintersports business to be much more competitive.

We have adopted carefully constructed plans for each of our operating regions and are looking forward to growing our business in each of them in fiscal 2007. We continue to have a very strong opportunity in the Americas, where our brands are clear leaders in the market across a whole range of lifestyles and sports. We have recently created joint ventures in Brazil and Mexico to take advantage of regional opportunities. In Europe, we continue to have incredible expansion opportunities despite a very strong presence and well-developed key markets. We're moving forward quickly. In fiscal 2006 we acquired our Belgian distributor, and we launched joint ventures in Poland and Russia. In Asia/Pacific, we may have the largest opportunity, and we are taking a careful approach to developing that business.

As we enter 2007 and the years beyond that, we expect to fulfill our ambition to grow our business aggressively and efficiently. We have put the right team in place, and we have built incentive programs that will reward performance. We have a clear focus on our brands across the whole lifestyle associated with our business. We will continue the momentum in the Quiksilver, Roxy and DC businesses and extend the reach and appeal of the Rossignol brand. We will continue to create great products and extend our offerings. We will focus on apparel, footwear and accessories, globalizing these categories wherever possible. We can see a large incremental opportunity in these categories with our existing suite of brands. At the same time, in keeping with our lifestyle branding, we will develop whole new categories such as cosmetics and technical performance wear. We'll continue to carefully balance our distribution for maximum benefit to our brands and our margins. We'll continue our strong commitment to core retail, grow our company-owned retail presence and service select chain and department store accounts around the world. We will continue to develop new territories like Mexico, Russia, Brazil, Eastern Europe, Southeast Asia and China, while continuing to strengthen our presence in core markets like the United States, France and Australia. We're particularly excited about the trend of our business in Japan, which is now both sizable and growing at a fast pace.

In the end, at the center of this plan is our goal to leverage the substantial economic potential of our business. A combination of strong revenue growth, enhanced gross margins, expense leverage and a focus on free cash flow and debt repayment will help ensure that our efforts create exceptional value for our shareholders. I don't want to say that all of the hard work is behind us, but the tracks have been laid, and importantly, we know how to manage the business for both our long-term objectives and for more immediate financial performance.

We have outstanding and talented employees. The accomplishments of our company would not be possible, of course, without their efforts. I am extremely proud to work with such a committed and professional team around the world, and I'm tremendously grateful for the hours they contribute, their passion and their success this past year. It's been incredible and exciting, and we are still just scratching at the surface of our potential.

Bernard Mariette
President







Net Revenue

in millions

$3,000

$2,000

$1,000

2002 $705

2003 $975

2001 $621

$0

01 02 03

Our revenue growth over the last five years reflects continued development of our Quiksilver and Roxy businesses in the United States and Europe, and has also been marked by our 2003 acquisition of Asia/Pacific, our licensee in the territories of Australia, New Zealand, Japan, Indonesia and South East Asia, the acquisition of DC Shoes in the middle of fiscal 2004 and the acquisition of Rossignol and Cleveland Golf at the beginning of the 4th quarter of fiscal 2005.

2004 $1,267

2005 $1,781

$2,362 2006

04

05

06

Net Income Per Share



$1.00
$0.75
$0.50
$0.25
2001
$0.29
2002
$0.38
2003
$0.52
01
02
03

Our net income per share over the last five years has increased steadily with the exception of 2006 when we adopted a new accounting standard for stock compensation expense, which added $21 million of non-cash expense in fiscal 2006 and reduced net income per share by $0.11. We acquired Rossignol at the beginning of the fourth quarter of 2005 just prior to the winter season. This had a positive impact on our 2005 results, but for the full year of fiscal 2006, our results were reduced by including the non-seasonal summertime losses of Rossignol.


2005
$0.86
$0.73
2006
2004
$0.68
04
05
06

Product Mix

Apparel
Wintersports Equipment
Footwear
Accessories
Golf Equipment

Our apparel, footwear and related accessories are designed for young-minded people who live a casual lifestyle. Innovative design, active fabrics and quality of workmanship are emphasized. Our design and merchandising teams create seasonal product ranges for each of our brands. These design groups constantly monitor local and global fashion trends. We believe our most valuable input comes from our own managers, employees, sponsored athletes and independent sales representatives who are actively involved in surfing, skateboarding, skiing, snowboarding, golf and other sports in our core market.

Rossignol and Cleveland Golf have been successful over their history in developing technical enhancements in both ski and golf equipment. We will continue research and development efforts for our wintersports and golf businesses enabling us to design and launch new products in response to changing demands and market expectations.

Our product mix changed and became more diversified in fiscal 2006 with the full year of Rossignol and Cleveland Golf included in our consolidated results.

Apparel 53%

Wintersports Equipment 18%

Footwear 11%

Accessories 11%

Golf Equipment 7%

Dist ribu tion

Distribution

We sell our products in over 90 countries around the world. The integrity and success of our brands are dependent in part upon our careful selection of the retailers to whom we sell our products. Therefore, we maintain a strict and controlled distribution channel to uphold and grow the value of our brands.

The foundation of our business is the distribution of our products through surf shops, ski shops, skateboard shops, snowboard shops, golf pro shops and our proprietary Boardriders Club shops where the environment communicates our brand messages and the sale of equipment is supported with technical knowledge and experience. Our products are also distributed through independent specialty or active lifestyle stores and specialty chains. A limited amount of our apparel, footwear and accessories products are distributed through select department stores. Our proprietary retail presence, which includes our Boardriders Clubs, Roxy shops, outlet stores and Andaska outdoor shops, comprised 276 company-owned shops, 211 licensed shops and 47 shops in licensed territories at October 31, 2006.

Distribution Mix

Core Market 35%

Specialty Stores 42%

U.S. Exports & Distributors 14%

Department Stores 9%

Americas


46%


43%

Europe


11%

Asia/Pacific






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We have always sponsored athletes that use our products in their outdoor sports. The technical excellence and the innovation of our products are validated when professional athletes compete with our equipment and succeed at a world-class level. Over time, our brands have become closely identified not only with the underlying sports they represent, but also with the way of life that is associated with those who are active in such sports.

Our relationships with athletes worldwide include such well-known personalities as Kelly Slater, Lisa Andersen, Tom Carroll, Sofía Mulanovich, Chelsea Georgeson, Tony Hawk, Danny Way, Bastien Salabanzi, Robbie Naish, Dave Mirra, Ricky Carmichael and Vijay Singh. Our relationships with athletes in the snow category include Alberto Tomba, Ted Ligety, Julia Mancuso, Manu Gaidet, Xavier De le Rue, Danny Kass, Todd Richards, Torah Bright, Kjersti Buaas and Travis Rice. Along with these athletes, many of whom have achieved world champion status in their individual sports, we sponsor many amateurs and up-and-coming professionals. These athletes legitimize the performance of our products, form the basis of our advertising and promotional content, maintain a real connection with the core users of our products and create a general aspiration to the lifestyle they represent.




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Events and Media The strength of our brands is based on many years of grassroots efforts that have established their legitimacy. The events and promotions that we sponsor include world class surfing and snowboarding events around the world, and our DC, Quiksilver and Roxy athletes participate regularly in the Summer and Winter X Games. The international acclaim resulting from the long history of success of world renowned athletes using Rossignol skis has provided Rossignol with significant worldwide exposure. Our wintersports brands continue to benefit from the publicity generated as sponsored athletes compete in the [illegible] Cup, Winter Olympics, Fr[illegible] World Cup and Winter X Games. In addition, we sponsor many regional and local events, such as surf











camps, and ski racing camps for beginners and enthusiasts, that reinforce the reputations of our brands as authentic among athletes and non-athletes alike.

Our brand messages are communicated through advertising, editorial content and other programming in both core and mainstream media. Coverage of our sports, athletes and related lifestyle form the basis of content for core magazines. Through our Quiksilver Entertainment division, we are bringing our lifestyle message to an even broader audience through television, films, books and co-sponsored events and products.




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Travel and Global Citizen

Quiksilver Adventure Travel had its best year ever in 2006. With surfing popularity growing and local surf breaks becoming more crowded than ever, the need to get away and into warm, uncrowded, world class waves is driving exceptional growth in this business. With surf resorts, camps and yacht charter relationships in Indonesia, the South Pacific, Latin America and South Africa, we have nearly twenty different packaged surf trips to provide for hungry surfers seeking the perfect escape from their everyday reality.

The mission of the Quiksilver Foundation is to benefit and enhance the quality of life for communities of boardriders across the world by supporting environmental, educational, health and youth-related projects. With its global presence, Quiksilver has the capability of touching people worldwide to make a difference in community and environment through the Quiksilver Foundation, which has completed its second year of operations. The Foundation continued its support for many global initiatives, including Reef Check, the Katiet Village Project of SurfAid International, the Keep A Breast initiative to fight breast cancer and the continuing QuikSCience Partnership between Quiksilver, Inc. and the University of Southern California's Wrigley Institute for Environmental Studies.








GREEN CLUB
GREEN CLUB
GREEN CLUB
GREEN CLUB


WWW.SEA3.ORG
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SMOKE SIGNAL
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LEADERSHIP
About









Corporate Information

Board of Directors

Robert B. McKnight Jr.
Chairman of the Board and CEO, Quiksilver, Inc.
Douglas K. Ammerman
Former Partner, KPMG
William M. Barnum Jr.
Managing Member, Brentwood Associates
Laurent Boix-Vives
Chairman of the Board, Roger Cleveland Golf Company, Inc.
Charles E. Crowe
Investor
Charles S. Exon
Executive Vice President, Business and Legal Affairs,
Secretary and General Counsel, Quiksilver, Inc.
Michael H. Gray
President, Sweet Life Enterprises, Inc.
Timothy M. Harmon
Former President, Pacific Sunwear of California, Inc.
Bernard Mariette
President, Quiksilver, Inc.
Heidi Ueberroth
President, Global Marketing Partnerships and International
Business Operations, National Basketball Association

Executive Officers

Robert B. McKnight, Jr.
Chairman of the Board and CEO
Bernard Mariette
President
Charles S. Exon
Executive Vice President, Business and Legal Affairs, Secretary
and General Counsel
David H. Morgan
Executive Vice President Global Operations and Finance
Steven L. Brink
Chief Financial Officer and Treasurer

Corporate Headquarters

15202 Graham Street
Huntington Beach, California 92649
Telephone (714) 889-2200

Independent Registered Public Accounting Firm

Deloitte & Touche LLP, Costa Mesa, California

Corporate Counsel

Hewitt & O'Neil LLP, Irvine, California

Annual meeting

10:00 a.m., March 16, 2007

Investor Relations Counsel

Integrated Corporate Relations
Westport, Connecticut
Telephone (203) 682-8200

Registrar & Transfer Agent

American Stock Transfer and Trust Co.
New York, New York
Telephone (800) 937-5449

Senior Notes Registrar

Wilmington Trust Company
Wilmington, Delaware
Telephone (302) 636-6396

Form 10-K

A copy of our Annual Report on Form 10-K for the fiscal year ended October 31, 2006 has been filed with the Securities and Exchange Commission. Additional copies of the Annual Report on Form 10-K, including financial statements but excluding exhibits, will be made available without charge to the stockholders upon written request to the Company, sent to the attention of Steven L. Brink, Chief Financial Officer, at the corporate headquarters.

Market Place

Our common stock trades on the New York Stock Exchange ("NYSE") under the symbol "ZQK." The high and low sales prices of our common stock, as reported by the NYSE for the two most recent fiscal years, are set forth below.

Fiscal 2006		High		Low
4th quarter ended October 31, 2006	$	14.30	$	11.83
3rd quarter ended July 31, 2006		13.49		12.00
2nd quarter ended April 30, 2006		14.80		13.19
1st quarter ended January 31, 2006		14.26		11.34
Fiscal 2005				
4th quarter ended October 31, 2005	$	16.61	$	10.68
3rd quarter ended July 31, 2005		16.79		14.31
2nd quarter ended April 30, 2005		17.80		13.03
1st quarter ended January 31, 2005		15.55		13.51

Prices have been adjusted to reflect a 2-for-1 stock split effected in May 2005.

We have historically reinvested our earnings in our business and have never paid a cash dividend. No change in this practice is currently being considered. Our payment of cash dividends in the future will be determined by our Board of Directors, considering conditions existing at that time, including our earnings, financial requirements and condition, opportunities for reinvesting earnings, business conditions and other factors. In addition, under the indenture related to our senior notes and under our principal credit agreement with a bank group, there are limits on the dividends and other payments that certain of our subsidiaries may pay to us, and we must obtain the note holders and bank group's prior consent to pay dividends to our shareholders above a pre-determined amount.

On January 4, 2007, there were approximately 659 holders of record of our common stock and an estimated 23,485 beneficial stockholders.

Certifications

In accordance with Section 302 of the Sarbanes-Oxley Act of 2002, we have filed our Chief Executive Officer and Chief Financial Officer 302 certifications as exhibits to our Annual Report on Form 10-K for the fiscal year ended October 31, 2006. In accordance with section 303A.12 of the New York Stock Exchange listing standards, we have also filed our NYSE 303A.12(a) Chief Executive Officer certification with the New York Stock Exchange.



We keep our promise.

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END